Steven M. Skolnick Partner 65 Livingston Avenue Roseland, NJ 07068 T 973 597 2476 F 973 597 2477 sskolnick@lowenstein.com

September 8, 2015

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mellissa Campbell Duru

Re:	CytoDyn Inc.
Schedule TO-I
Filed August 24, 2015
File No. 005-79349

Dear Ms. Duru:

On behalf of CytoDyn Inc. (the “Company”), we are hereby responding to the letter, dated September 3, 2015 (the “Comment Letter”), from Mellissa Campbell Duru, Special Counsel, Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Schedule TO-I, filed on August 24, 2015 (the “Schedule TO”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Schedule TO, as reflected in the Comment Letter. The Company’s response is set forth below each comment.

The Company has authorized us to respond to the Comment Letter as follows:

Offer to Purchase

Will the Amended Warrants, the shares of Common Stock issued in exchange for the Eligible Notes in the offer …, page 3

1. Clarify the exemptions from registration under the Securities Act to which you refer and upon which you intend to rely on for purposes of the issuance of Amended Warrants and shares of common stock pursuant to the offer. We may have further comment.

Each of the offerees will have re-confirmed that they are an “accredited investor” as that term is defined under Rule 501(a) of Regulation D promulgated under the Securities Act of 1933,

U.S. Securities and Exchange Commission	September 8, 2015

as amended (the “Securities Act”), and the Company will be relying on the exemptions provided for in Section 4(a)(2) of the Securities Act for the issuance of the Amended Warrants and the shares of common stock pursuant to the offer.

2. Please supplementally advise us of whether the composition of Eligible Securityholders (number and accredited status) is the same as at the time of the original issuance and if not, how the composition of warrant and note holders has changed. We may have further comment.

Based upon representations to be made by the offerees and confirmation from the Company, the composition of Eligible Securityholders (number and accredited status) is the same as at the time of the original issuance.

Election Form

3. Please refer to representation (12), which requires holders agree to execute unidentified additional documents as a precursor to Cytodyn determining the validity of the tender of their securities. We also note vague references in representation (14) to the representations and warranties contained in the prior subscription agreement. Please revise to specify what holders are consenting to.

Based upon the comment from the Commission, the Company will be filing with the Commission and mailing to the offerees a revised Election Form which will delete representation (12) from the Election Form. In addition, the Company will add the specific represenations and warranties from the prior subscription agreement that the offerees will be consenting to.

4. Refer to the representation under (13). This representation requires a holder agree to a term of the offer which is seemingly outside of his/her control. Please remove the representation or advise. Note also our subsequent comment.

Based upon the comment from the Commission, the Company will be filing with the Commission and mailing to the offerees a revised Election Form which will delete representation (13) from the Election Form.

5. We note the representation that the offer is not being offered to holders “in any State or other jurisdiction in which the Offer would not be in compliance with the laws of such State or other jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Exchange Act Rule 13c-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

U.S. Securities and Exchange Commission	September 8, 2015

As stated in our response to comment #4, based upon the comment from the Commission, the Company will be filing with the Commission and mailing to the offerees a revised Election Form which will delete representation (13) from the Election Form.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick